COTTONWOOD COMMUNITIES, INC.

1245 Brickyard Road, Suite 250

Salt Lake City, Utah 84106

November 2, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Attn:      Erin Martin

Re: Cottonwood Communities, Inc.

Registration Statement on Form S-11, as amended

File No. 333-258754

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Cottonwood Communities, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement in order that the Registration Statement shall become effective at 3:00 p.m. (EDT) on Thursday, November 4, 2021 or as soon thereafter as practicable.

Please contact Laura Sirianni of DLA Piper LLP (US), counsel to the Company, at (919) 786-2025 with any questions about this acceleration request. Please notify us by telephone call to Laura Sirianni when the delegated authority copy of the order of the Commission declaring the Registration Statement effective has been executed.

Very truly yours,

COTTONWOOD COMMUNITIES, INC.

By:	/s/ Adam Larson
Name:	Adam Larson
Title:	Chief Financial Officer